1(212) 318-6275

rachaelschwartz@paulhastings.com

May 16, 2014	77355.00002

VIA EDGAR

Ms. Laura E. Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Multimedia Trust Inc.

File Nos.: 333-195186 and 811-08476

Dear Ms. Hatch:

This letter responds to your comments communicated to the undersigned by letter on May 7, 2014, with respect to the Registration Statement on Form N-2 (the “Registration Statement”) of The Gabelli Multimedia Trust Inc. (the “Fund”), which was filed with the Securities and Exchange Commission on April 10, 2014 (SEC Accession No. 0001193125-14-138437).

The Fund’s responses to your comments are reflected below. We have restated your comments for your ease of reference. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Summary of Fund Expenses

Comment 1. In the Shareholder Transaction Expenses section of the Fee Table there is a line item for “Preferred Stock Offering Expenses Borne by the Fund (as a percentage of net assets attributable to common stock).” This expense does not appear to be a sales load. Please explain why this expense is included in the Shareholder Transaction Expenses section instead of the Annual Expenses section of the Fee Table.

Response 1. This expense is included in the Shareholder Transaction Expenses section of the Fee Table because it is a one-time expense that is expected to be borne by the common shareholders of the Fund in an offering of preferred stock, as opposed to an ongoing annual expense of the Fund.

Comment 2. In the paragraph preceding the expense example, the disclosure states, “The following example illustrates the expenses (including the maximum estimated sales load of $10 and estimated offering expenses of $2.45 from the issuance of $275 million in common stock) you would pay on a $1,000 investment in common stock.” The example should reflect all costs to common shareholders, including the costs due to an offering of preferred shares.

Response 2. The requested change has been made. The estimated offering expenses number has been revised to also reflect the issuance of $125 million in preferred stock.

Comment 3. For both expense examples (with and without the dividends on preferred stock), using the numbers in the fee table, it appears the expenses should be higher than those shown. Please ensure that all shareholder transaction expenses and all annual expenses are included in the calculation of the expense examples.

Paul Hastings LLP | 75 East 55th Street | New York, NY 10022

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May 16, 2014

Response 3. The expense examples have been updated to reflect the issuance of $125 million in preferred stock.

Leverage Risk

Comment 4. Under this heading the disclosure states, “However, the Investment Adviser has agreed to reduce any management fee on the incremental assets attributable to the cumulative preferred stock during the fiscal year if the total return of the net asset value of the outstanding shares of common stock, including the distributions and advisory fee subject to reduction for that year, does not exceed the stated dividend rate or corresponding swap rate of each particular series of preferred stock.” Please add disclosure explaining that this is a voluntary waiver that may be terminated by the adviser at any time.

Response 4. The Registrant has added the requested disclosure.

Prospectus Supplements

Comment 5. On page P-1, the disclosure states, “The underwriters may also purchase up to an additional [    ] common stock from us at the public offering price.” Since this is the prospectus supplement for a preferred stock offering, should the above referenced sentence include preferred stock instead of common stock?

Response 5. The sentence has been revised.

Comment 6. For both the prospectus supplement for a preferred stock offering and the prospectus supplement for a subscription rights offering to purchase preferred stock, much of the information is “To be provided.” Please include as much of this information that is currently available, such as the special characteristics and risks of investing in fixed rate and variable rate preferred stock and the asset coverage ratio.

Response 6. The Registrant has included the information that is currently available. The Registrant does not intend to offer variable rate preferred stock and therefore, has only added disclosure relating to fixed rate preferred stock.

Comment 7. Please include information about the over-subscription privilege, the transfer of rights, and a description of the rights offering in the prospectus supplements for the subscription rights to purchase common stock and the subscription rights to purchase preferred stock.

Response 7. The Registrant has included the requested information.

Item 34. Undertaking

Comment 8. Please add that the registrant undertakes to file a post-effective amendment to this registration statement “if it determines to conduct one or more offerings of the Fund’s common stock (including rights to purchase its common stock) at a price below its net asset value per common share at the date the offering is commenced, and (ii) such offering or offerings will result in greater than a 15% dilution to the Fund’s net asset value per common share.”

May 16, 2014

Response 8. The Registrant has added the undertaking.

Form N-CSR

Comment 9. In the notes to the financial statements on page 15, the disclosure concerning the Fund’s use of swap agreements does not appear to meet the disclosure requirements of FASB ASC 815. In future shareholder reports, please include the required disclosure, such as: information that would enable users to understand the volume of the activity in the derivative instruments, each instrument’s primary underlying risk exposure (interest rate, credit, etc.), the location and fair value amounts of derivative instruments reported in the statement of assets and liabilities, and the location and amount of the gains and losses on derivative instruments reported in the statement of operations.

Response 9. The Registrant will include the required disclosure, as applicable, in future shareholder reports.

General

Comment 10. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in an amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response 10. The Registrant acknowledges that the Staff may have additional comments to a pre-effective amendment to the Registration Statement.

Comment 11. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response 11. The Registrant has not submitted and does not expect to submit an exemptive application or no-action letter in connection with the Registration Statement.

Comment 12. Response to this letter should be in the form of an amendment. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Response 12. The Registrant has filed its response to the Staff’s letter in the form of an amendment and has indicated where no change has been made in response to a comment.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

May 16, 2014

Sincerely,

/s/ Rachael L. Schwartz

Rachael L. Schwartz

for PAUL HASTINGS LLP

CC:	Andrea Mango, Esq., The Gabelli Multimedia Trust Inc.

Agnes Mullady, The Gabelli Multimedia Trust Inc.

One Corporate Center Rye, NY 10580-1422 Tel. (914) 921-5070 Fax (914) 921-5118 www.gabelli.com info@gabelli.com	The Gabelli Multimedia Trust Inc.

May 16, 2014

VIA EDGAR

Laura E. Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Multimedia Trust Inc.

File Nos.: 333-195186 and 811-08476

Dear Ms. Hatch:

In connection with your review of the Registration Statement on Form N-2 (the “Registration Statement”) of The Gabelli Multimedia Trust Inc. (the “Fund”) that was filed with the Securities and Exchange Commission on April 10, 2014 (SEC Accession No. 0001193125-14-138437), the Fund acknowledges that:

1. In connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2. The Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3. The Fund represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

If you should have any questions, please feel free to contact the undersigned at 914.921.8371.

Sincerely,

/s/ Agnes Mullady

Agnes Mullady

Treasurer